FAIRFAX News Release

Stock Symbol: FFH

TORONTO, November 8, 2002

THIRD QUARTER FINANCIAL RESULTS

     Fairfax earned the largest quarterly profit in its history in the three months ended September 30, 2002. Following is a summary of Fairfax’s third quarter and nine month financial results:

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30

	2002	2001	2002	2001

	($ millions except per share amounts)
Total revenue	2,244.6	1,336.7	5,876.9	4,396.7
Earnings (loss) before income taxes and non-controlling interests	472.9	(716.2)	605.7	(671.0)
Net earnings (loss)	281.4	(458.3)	339.7	(381.4)
Net earnings (loss) per share	$19.31	$(35.23)	$22.72	$(29.85)

     Fairfax’s insurance and reinsurance operations continued to show significant improvement in the third quarter of 2002. During the nine months ended September 30, 2002, net premiums written increased 32.6% over the previous year (58.4% excluding TIG, which exited from a significant amount of its program business written through MGAs), to $4,859.4 million from $3,663.4 million in 2001, while combined ratios improved as follows:

	2002	2001

Insurance — Canada	97.4%	113.0%
— U.S.	108.2%	125.8%
Reinsurance	99.2%	115.5%

Consolidated	103.3%	120.8%

     Earnings before income taxes and non-controlling interests were $472.9 million in the third quarter of 2002 compared to a loss of $716.2 million last year, reflecting improved underwriting results and $465.8 million of realized gains. In the third quarter of 2001, pre-tax income was adversely impacted by World Trade Center losses of $234 million and prior years’ reserve strengthening amounting to an approximate net cost of $320 million. Net earnings were $281.4 million in the third quarter of 2002 compared to a loss of $458.3 million in 2001.

     There were 14.3 million weighted average shares outstanding in the third quarter and nine months ended September 30, 2002 compared to 13.1 million in the same periods in 2001.

     Fairfax’s detailed third quarter report, as well as an accompanying letter to shareholders, can be accessed at its internet location www.fairfax.ca.

     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

     For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946